
August 9, 2023

Martin Brenner, Ph.D.
Chief Executive Officer
iBio, Inc.
8800 HSC Parkway
Bryan, TX 77807

>   **Re: iBio, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 7, 2023**
>   **File No. 333-273749**

Dear Martin Brenner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leslie Marlow, Esq.